FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1      Name and Address of Company

Tahoe Resources Inc.
5190 Neil Road, Suite 460
Reno, Nevada
89502

Item 2     Date of Material Change

May 4, 2012

Item 3      News Release

Tahoe Resources Inc. ("Tahoe" or the "Company") issued a news release on May 4, 2012 that was distributed through Marketwire and filed on SEDAR.

Item 4      Summary of Material Change

The Company's common shares were authorized for listing on the New York Stock Exchange ("NYSE") under the trading symbol "TAHO" and as of May 8, 2012 have commenced trading on the NYSE.

Item 5      Full Description of Material Change

5.1     Full Description of Material Change

On May 4, 2012, the Company announced that its common shares have been authorized for listing on the NYSE under the trading symbol "TAHO", and that trading of its common shares on the NYSE was expected to commence on May 8, 2012. The Company will retain its listing on the Toronto Stock Exchange in Canada under the trading symbol "THO".

5.2     Disclosure for Restructuring Transactions

Not applicable.

Item 6      Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7     Omitted Information

Not applicable.

Item 8      Executive Officer

C. Kevin McArthur
President and Chief Executive Officer
Telephone: (775) 825-8574

Item 9      Date of Report

May 8, 2012